Intercont (Cayman) Limited

Room 8501, 11/F., Capital Centre,

151 Gloucester Road,

Wanchai, Hong Kong

March 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C., 20549

Attn: Cheryl Brown, Liz Packebusch

Re:	Intercont (Cayman) Limited
Registration Statement on Form F-1, as amended (File No. 333-282394) Request for Acceleration of Effectiveness

Dear Ms. Brown and Ms. Packebusch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Intercont (Cayman) Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 27, 2025, or as soon thereafter as practicable.

Very truly yours,

Intercont (Cayman) Limited

By:	/s/ Muchun Zhu
	Name:	Muchun Zhu
	Title:	Chairman and Chief Executive Officer